This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about November 29, 2005

Item 3.	News Release

November 29, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Konini-1 Exploration Well Results

TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the Konini-1 well was drilled to a total depth of 2,096 meters in PEP 38751 (TAG ownership: 33.33%), Taranaki Basin, New Zealand. The main objective sandstones were reached, however after evaluating the well data, the Joint Venture has agreed to plug and abandon the well.

Item 5.	Full Description of Material Change

Calgary, Alberta – November 29, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the Konini-1 well was drilled to a total depth of 2,096 meters in PEP 38751 (TAG ownership: 33.33%), Taranaki Basin, New Zealand. The main objective sandstones were reached, however after evaluating the well data, the Joint Venture has agreed to plug and abandon the well.

OD&E Rig# 19 will now move immediately to drill the SuppleJack South-1 well located on PEP 38765 (TAG ownership: 13.33%) prior to moving to PEP 38757 (TAG ownership: 100%) to drill the TAG operated Arakamu-1 well.

TAG President Drew Cadenhead commented, “We look forward to following up on our SuppleJack discovery with SuppleJack South-1. Another good well drilled directionally from this surface location should assist in establishing the feasibility of the SuppleJack project as a whole.”

For further information please visit our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

November 29, 2005

"Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia